Exhibit 99.1

Execution Copy

UNDERWRITING AGREEMENT

March 10, 2009

IAMGOLD Corporation
401 Bay Street, Suite 3200
Toronto, Ontario
M5H 2Y4

Attention:                                         Mr. Joseph Conway, President, Chief Executive Officer and Director

Dear Mr. Conway:

Canaccord Capital Corporation, TD Securities Inc., CIBC World Markets Inc., GMP Securities L.P, Macquarie Capital Markets Canada Ltd., Scotia Capital Inc., UBS Securities Canada Inc., Cormark Securities Inc., National Bank Financial Inc., Paradigm Capital Inc., RBC Dominion Securities Inc., Thomas Weisel Partners Canada Inc.,  Dundee Securities Corporation, Genuity Capital Markets, Goldman Sachs Canada Inc. and Salman Partners Inc. (each an “Underwriter” and collectively the “Underwriters”) hereby severally, in respect of the percentages set forth in Section 8.1 of this Agreement (as hereinafter defined), and not jointly nor jointly and severally, offer to purchase from IAMGOLD Corporation (the “Corporation”), upon and subject to the terms hereof, an aggregate of 34,300,000 Common Shares (as hereinafter defined)  (each a “Purchased Share” and, collectively, the “Purchased Shares”) at a price of $8.75 per Purchased Share (the “Offering Price”).

The Corporation has granted to the Underwriters an option (the “Over-Allotment Option”) to acquire additional Common Shares (the “Additional Common Shares”) at a price of $8.75 per Additional Common Share, in an aggregate amount of up to 15% of the aggregate number of Purchased Shares sold pursuant to the Offering.  The Over-Allotment Option is exercisable, in whole or in part, at any time and from time to time up to 30 days after the Closing Date (as hereinafter defined). The offering of the Purchased Shares and any Additional Common Shares by the Corporation described in this Agreement is hereinafter referred to as the “Offering”.

The net proceeds of the Offering will be used by the Corporation as described in the Final Prospectus under the heading “Use of Proceeds”.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Corporation shall pay, as directed by the Lead Underwriters (as hereinafter defined), for and on behalf of all of the Underwriters, a cash fee (the “Underwriters’ Fee”) in an amount equal to 4% of the gross proceeds received by the Corporation from the issue and sale of the Purchased Shares and any Additional Common Shares (collectively, the “Offered Securities”).

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States.  The Offering may also take place in the jurisdictions set out in Section 2.7 hereof and such other jurisdictions as may be agreed upon by the Corporation and the Underwriters.

The Underwriters acknowledge the filing (i) on March 9, 2009 of the Preliminary Prospectus (as hereinafter defined) qualifying the distribution of, inter alia, the Offered Securities with the Commissions

(as hereinafter defined) and the issuance on March 9, 2009 of a Passport  Decision Document (as hereinafter defined) by the Ontario Securities Commission (the “Reviewing Authority”) in its capacity as principal regulator, pursuant to the Passport System (as hereinafter defined) evidencing that a receipt has been issued for the Preliminary Prospectus by the Commissions and (ii) on March 9, 2009 with the United States Securities and Exchange Commission (the “SEC”), in accordance with the provisions of the United States Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “U.S. Securities Act”), of a registration statement (including documents incorporated by reference therein, as it has been and may be further amended from time to time, the “Registration Statement”) on Form F-10 (File No. 333-157782)  covering the sale of, inter alia, the Offered Securities under the U.S. Securities Act which includes the Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Preliminary Prospectus”)), along with the filing with the SEC of an appointment for agent for service of process upon the Corporation on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

The Corporation shall, as soon as possible after the execution of this Agreement and on a basis acceptable to the Underwriters, acting reasonably, prepare and file under and as required by Applicable Securities Laws of the Qualifying Jurisdictions with each of the Commissions a Prospectus Amendment (as hereinafter defined) in respect of the Preliminary Prospectus and all other required documents and obtain a Passport Decision Document therefore from the Reviewing Authority no later than 4:30 p.m. (Toronto time) on March 10, 2009.  The Corporation shall also, immediately after the filing of such Prospectus Amendment in respect of the Preliminary Prospectus and on a basis acceptable to the Underwriters, acting reasonably, prepare and file with the SEC a pre-effective amendment to the Registration Statement, including such Prospectus Amendment in respect of the Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “Amended and Restated U.S. Preliminary Prospectus”) (such amended Registration Statement, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Amendment No. 1 to the Registration Statement”).

The additional terms and conditions of this Agreement are set forth below.

1.                                                                                      DEFINITIONS

1.1                                 In this Agreement, including any schedules forming a part of this Agreement:

(a)                                              “1934 Act” means the United States Securities Exchange Act of 1934 as amended;

(b)                                             “Acts” means the securities acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the securities act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(c)                                              “Additional Common Shares” has the meaning set forth on the face page of this Agreement;

(d)                                             “Additional Materials” has the meaning set forth in Subsection 11.1(b) hereof;

(e)                                              “Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters herein, including the schedules attached hereto, as amended or supplemented from time to time;

(f)                                                “Amended and Restated U.S. Preliminary Prospectus” has the meaning set forth on the face page of this Agreement;

(g)                                             “Amendment No. 1 to the Registration Statement” has the meaning set forth on the face page of this Agreement;

(h)                                             “Amendment No. 2 to the Registration Statement” has the meaning set forth in Section 2.2 hereof;

(i)                                                 “Applicable Securities Laws” means, in respect of the Offering, collectively the Acts and Regulations having application and the rules, policies, notices and orders issued by the applicable Regulatory Authorities;

(j)                                                 “Applicable Time” has the meaning set forth in Subsection 4.1(mmm) hereof;

(k)                                              “Bring Down Comfort Letter” has the meaning set forth in Subsection 5.1(n)(ii) hereof;

(l)                                                 “BSE” means the Botswana Stock Exchange;

(m)                                           “Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario;

(n)                                             “Claim” has the meaning set forth in Section 11.1 hereof;

(o)                                             “Closing Materials” has the meaning set forth in Subsection 5.1(n)(ix) hereof;

(p)                                             “Closing” and “Closing Date” have the meaning set forth in Section 10.1 hereof;

(q)                                             “Comfort Letter” has the meaning set forth in Subsection 5.1(n)(i) hereof;

(r)                                                “Commissions” means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and “Commission” means the securities regulatory body of a specified Qualifying Jurisdiction;

(s)                                              “Common Shares” means the common shares which the Corporation is authorized to issue as constituted on the date hereof;

(t)                                                “Continuous Disclosure Materials” has the meaning set forth in Subsection 4.1(f) hereof;

(u)                                             “Control Person” has the meaning set forth in Section 11.1 hereof;

(v)                                             “Corporate Opinions” has the meaning set forth in Subsection 5.1(n)(vi) hereof;

(w)                                           “Corporation’s Financial Statements” has the meaning set forth in Subsection 4.1(bb) hereof;

(x)                                               “Corporation” has the meaning set forth on the face page of this Agreement;

(y)                                             “Data Room Information” means the documents listed in and posted to the Data Site as of the date of this Agreement;

(z)                                              “Data Site” means the webportal maintained by the Corporation and to which the Underwriters were provided access in order to review the Data Room Information;

(aa)                                        “Disclosure Package” has the meaning set forth in Subsection 4.1(mmm) hereof;

(bb)                                      “distribution” (or “distribute” as derived therefrom) has the meaning set forth in the Securities Act (Ontario);

(cc)                                        “Effective Time” has the meaning set forth in Subsection 4.1(lll) hereof;

(dd)                                      “Engagement Letter” means the engagement letter dated March 9, 2009 between the Corporation and the Lead Underwriters;

(ee)                                       “environmental laws” has the meaning set forth in Subsection 4.1(yy) hereof;

(ff)                                           “Essakane Project” means that project in Burkina Faso, including all licences, permits and assets (real, chattel and chattel-real) associated therewith;

(gg)                                     “Exchanges” means collectively the TSX,  NYSE and BSE;

(hh)                                      “Exempt Subsidiaries” means RPD Capital Inc., Mutual Ghana Ltd., Repadre International (BVI) Inc.,  Lake Victoria Gold Mines Ltd., Sukuma Mines Ltd., IAMGOLD Botswana (Pty) Ltd., Shashe Mines (Pty) Ltd., IAMGOLD Mexico, S.A. de C.V., , IAMGOLD Management Services Inc., 3765351 Canada Inc., 9149-6117 Quebec Inc., Aurifera La Arena S.A.C., IAMGOLD Gestion Peru S.A.C., IAMGOLD Exploration USA Inc., IAMGOLD Alaska, LLC, OMAI Bauxite Company Inc., Minera Polo Sur S.A. and CBJ Holdings (Barbados) Inc;

(ii)                                           “Final Prospectus” means the final short form prospectus of the Corporation, including all documents incorporated by reference therein, to be filed with the Commissions in accordance with this Agreement, for the purpose of qualifying the distribution of the Offered Securities and the Over-Allotment Option;

(jj)                                            “Form F-X” has the meaning set forth on page 2 of this Agreement;

(kk)                                      “Free Writing Prospectus” has the meaning set forth in Subsection 4.1(mmm) hereof;

(ll)                                            “Indemnified Parties” and “Indemnified Party” have the meaning set forth in Section 11.1 hereof;

(mm)                                “Ineligible Issuer” has the meaning set forth in Subsection 4.1(ppp) hereof;

(nn)                                      “Issuer Free Writing Prospectus” has the meaning set forth in Subsection 4.1(mmm) hereof;

(oo)                                      “Lead Underwriters” means collectively Canaccord Capital Corporation and TD Securities Inc. as co-lead underwriters and joint book runners;

(pp)                                      “Legal Opinions” has the meaning set forth in Subsection 5.1(n)(iii) hereof;

(qq)                                   “material adverse effect” means an effect which is materially adverse to the assets, affairs, properties, business, capital, results of operations, prospects or condition (financial or otherwise) of the Corporation and its Subsidiaries, taken as a whole;

(rr)                                            “material change” has the meaning set forth in the Securities Act (Ontario);

(ss)                                        “Material Contracts” has the meaning set forth in Subsection 4.1(oo) hereof;

(tt)                                            “material fact” has the meaning set forth in the Securities Act (Ontario);

(uu)                                      “Material Projects” means the Quimsacocha Project, Tarkwa Mine, Rosebel Mine, Niobec Mine, Westwood Project and the Essakane Project;

(vv)                                      “Material Subsidiaries” means the subsidiaries of the Corporation identified in Schedule “D” hereof;

(ww)                                  “misrepresentation” has the meaning set forth in the Securities Act (Ontario);

(xx)                                       “Named Executive Officers” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation  at the end of the most recently completed financial year;

(yy)                                      “Niobec Mine” means that project in the Province of Québec, including all licenses, permits and assets (real, chattel and chattel-real) associated therewith;

(zz)                                          “NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Properties;

(aaa)                                  “NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions;

(bbb)                               “NYSE” means the New York Stock Exchange, a member of the NYSE Euronext Exchange Group;

(ccc)                                  “Offered Securities” has the meaning set forth on the face page of this Agreement;

(ddd)                               “Offering Price” has the meaning set forth on  the face page of this Agreement;

(eee)                                  “Offering” has the meaning set forth on the face page of this Agreement;

(fff)                                        “Officers’ Certificate” has the meaning set forth in Subsection 5.1(n)(viii) hereof;

(ggg)                               “Over-Allotment Closing Date” has the meaning set forth in Section 3.1 hereof;

(hhh)                               “Over-Allotment Closing” has the meaning set forth in Section 3.2 hereof;

(iii)                                           “Over-Allotment Option” has the meaning set forth on the face page of this Agreement;

(jjj)                                        “Passport Decision Document” means a decision document issued by the applicable Commission, as principal regulator, pursuant to the Passport System and which evidences the receipt by the Commissions in each of the other Qualifying Jurisdictions for the Preliminary Prospectus, any Prospectus Amendment or the Final Prospectus, as the case may be;

(kkk)                               “Passport System” means the passport system procedures provided for under National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions;

(lll)                                        “Permitted Free Writing Prospectus” has the meaning given to that term in Subsection 5.1(f) hereof;

(mmm)                      “person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(nnn)                            “Preliminary Prospectus” means the preliminary short form prospectus dated March 9, 2009 of the Corporation, including all documents incorporated by reference therein, filed with the Commissions for the purpose of allowing the Underwriters to solicit expressions of interest for the Offering;

(ooo)                               “Principals” has the meaning set forth in Subsection 4.1(cc)(i) hereof;

(ppp)                               “Prospectus” means the Preliminary Prospectus, any Prospectus Amendment and the Final Prospectus;

(qqq)                               “Prospectus Amendment” means the Prospectus Amendment referred to on the page 2 of this Agreement and any other amendment to any or all of the Preliminary Prospectus or the Final Prospectus required to be prepared and filed by the Corporation under Applicable Securities Laws of the Qualifying Jurisdictions in connection with the Offering;

(rrr)                                      “Purchased Shares” has the meaning set forth, and the attributes set out on the face page of this Agreement;

(sss)                                 “Qualifying Jurisdictions” means each province and territory of Canada (other than the Province of Québec), being those Canadian jurisdictions in which the Offered Securities will be offered or sold pursuant to the Offering, and “Qualifying Jurisdiction” means any one of them;

(ttt)                                       “Quimsacocha Project” means that project in Ecuador, including all licences, permits and assets (real, chattel and chattel-real) associated therewith;

(uuu)                              “Registration Statement” has the meaning set forth on page 2 of this Agreement;

(vvv)                              “Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;

(www)                        “Regulatory Authorities” means collectively the Commissions and the Exchanges;

(xxx)                                   “Reviewing Authority” has the meaning set forth on page 2 of this Agreement;

(yyy)                             “Rosebel Mine” means that project in Suriname, including all licences, permits and assets (real, chattel and chattel-real) associated therewith;

(zzz)                                   “SEC” has the meaning set forth on page 2 of this Agreement;

(aaaa)                          “Shareholders” has the meaning set forth in Subsection 4.1(cc)(i) hereof;

(bbbb)                      “Standard Listing Conditions” has the meaning set forth in Subsection 5.1(q) hereof;

(cccc)                          “Subsidiaries” means the subsidiaries of the Corporation identified as such in Schedule “C”;

(dddd)                      “subsidiaries” has the meaning given to the term “subsidiary companies” in the Securities Act (Ontario) unless the context otherwise requires;

(eeee)                          “Supplementary Material” has the meaning set forth in Subsection 2.3(b) hereof;

(ffff)                                  “Survival Limitation Date: means the later of: (i) the second anniversary of the Closing Date or the Over-Allotment Closing Date if the Over-Allotment Closing Date is later than the Closing Date; and (ii) the latest date under Applicable Securities Laws of the Qualifying Jurisdictions relevant to a purchaser of any Offered Securities (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that a purchaser of Offered Securities may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation as defined under Applicable Securities Laws contained in the Final Prospectus or, if applicable, any Prospectus Amendment or Supplementary Material;

(gggg)                      “Tarkwa Mine” means that project in Ghana, including all licences, permits and assets (real, chattel and chattel-real) associated therewith;

(hhhh)                      “Time of Closing” means 8:00 a.m. (Toronto time) or such other time as may be agreed to by the Corporation and the Underwriters on the Closing Date or the Over-Allotment Closing Date, as the case may be;

(iiii)                                      “Title Opinions” has the meaning set forth in Subsection 5.1(n)(vii) hereof;

(jjjj)                                      “trade” has the meaning set forth in the Securities Act (Ontario);

(kkkk)                          “TSX” means the Toronto Stock Exchange;

(llll)                                      “U.S. Final Prospectus” has the meaning set forth in Subsection 2.2 hereof;

(mmmm)              “U.S. Legal Opinion” has the meaning set forth in Subsection 5.1(n)(iv) hereof;

(nnnn)                      “U.S. Preliminary Prospectus” has the meaning set forth on page 2 of this Agreement;

(oooo)                      “U.S. Prospectus” means has the meaning set forth in Subsection 4.1(kkk) hereof;

(pppp)                      “U.S. Securities Act” has the meaning set forth on page 2 of this Agreement;

(qqqq)                      “U.S. Securities Laws” means all applicable United States federal securities laws, including, without limitation, the U.S. Securities Act, the 1934 Act and the rules and regulations promulgated thereunder;

(rrrr)                                  “U.S. Tax Opinion” has the meaning set forth in Subsection 5.1(n)(v) hereof;

(ssss)                            “Underwriter” and “Underwriters” have the meanings set forth on the face page of this Agreement;

(tttt)                                    “Underwriters’ Expenses” has the meaning set forth in Section 7.2 hereof;

(uuuu)                        “Underwriters’ Fee” has the meaning set forth on the face page of this Agreement; and

(vvvv)                        “Westwood Project” means that project in the Province of Québec, including all licences, permits and assets (real, chattel and chattel-real) associated therewith.

1.2                                 All references to dollar figures in this Agreement are to Canadian dollars.

2.                                                                                      NATURE OF THE TRANSACTION

2.1                               Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase, severally and not jointly nor jointly and severally, the Purchased Shares, and by acceptance of this Agreement the Corporation agrees to sell to the Underwriters, in each case at the Time of Closing on the Closing Date, all, but not less than all, of the Purchased Shares. In the event the Underwriters exercise their right pursuant to the Over-Allotment Option to purchase Additional Common Shares, the Corporation shall sell to the Underwriters and the Underwriters shall, severally and not jointly nor jointly and severally, purchase that number of Additional Common Shares requested by the Underwriters pursuant to the notice delivered to the Corporation in accordance with Section 3.1 hereof, at the Time of Closing on the applicable Over-Allotment Closing Date.

2.2                               This offer is conditional upon, among other things, the Corporation obtaining a Passport Decision Document for the Final Prospectus by not later than 4:30 p.m. (Toronto time) on March 18, 2009 from the Commissions in the Qualifying Jurisdictions, qualifying the distribution by the Corporation of the Offered Securities and the Over-Allotment Option to purchasers resident in each Qualifying Jurisdiction dated effective March 18, 2009, or such later date as the Lead Underwriters may agree, acting reasonably.  The obligation of the Underwriters to purchase any Offered Securities shall, in addition to being subject to the other terms and conditions described herein, be conditional on the Corporation filing with the SEC, in form and substance satisfactory to the Underwriters, acting reasonably, and in accordance with the provisions of the U.S. Securities Act, an amendment to the Registration Statement (such amended Registration Statement, including the exhibits and any schedules thereto, the documents incorporated by reference therein and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Amendment No. 2 to the Registration Statement”) which includes the Final Prospectus (with such additions and deletions as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Final Prospectus”) as soon as possible on March 18, 2009 but in any event not later than one Business Day thereafter or such other later date as the Lead Underwriters may agree and cause the Amendment No. 2 to the Registration Statement to become effective under the U.S. Securities Act unless it became effective automatically upon filing.

2.3                               The Corporation agrees to pay to the Underwriters the Underwriters’ Fee which fee is equal to 4% of the gross proceeds of the Offering.  The Underwriters’ Fee is payable at the Time of Closing on the Closing Date in respect of the Purchased Shares, and on the Over-Allotment Closing Date in respect of the Additional Common Shares, in consideration of the services to be rendered by the Underwriters in connection with the Offering, which services shall include:

(a)                                  acting as Underwriters of the Corporation to purchase the Offered Securities in accordance with the terms and conditions herein;

(b)                                 assisting in the preparation of the Preliminary Prospectus, any Prospectus Amendment and the Final Prospectus and the Registration Statement together with any documents supplemental thereto or any amending or supplementary prospectus or other supplemental documents or any similar document (collectively, the “Supplementary Material”) required to be filed under the legislation of the Qualifying Jurisdictions and performing administrative work in connection with these matters;

(c)                                  advising the Corporation with respect to the Offering;

(d)                                 distributing the Offered Securities to the public both directly and through other registered dealers and brokers; and

(e)                                  all other services arising out of the agreement resulting from the Corporation’s acceptance of this offer.

In the event the Canada Revenue Agency determines that the federal goods and services tax is exigible on the Underwriters’ Fee, the Corporation agrees to pay the amount of federal goods and services tax forthwith upon the request of the Underwriters.

2.4                               The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering in accordance with Applicable Securities Laws and U.S. Securities Laws and that the Underwriters may determine the remuneration payable to such other dealers appointed by them.  Such remuneration shall be payable by the Underwriters.  The Underwriters shall require and shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.  The Corporation and the Underwriters agree that any offers or sales of the Offered Securities in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws and the requirements of the Financial Industry Regulatory Authority (FINRA).

2.5                               The Underwriters shall not make any representations or warranties with respect to the Corporation or the Offered Securities other than as set forth in the Prospectus, the U.S. Prospectus or the Supplementary Material.

2.6                               The Over-Allotment Option shall be duly and validly created and authorized for issuance by the Corporation and the Offered Securities shall be duly and validly created and authorized for issuance by the Corporation and, when issued and sold, as applicable, by the Corporation, the Over-Allotment Option and the Offered Securities shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Prospectus, subject to such modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Corporation and the Underwriters.

2.7           The Corporation shall qualify the distribution of the Purchased Shares, the Over-Allotment Option and the Additional Common Shares by the Prospectus under Applicable Securities Laws in the Qualifying Jurisdictions and by the Registration Statement under the U.S. Securities Act in the United States.  Offered Securities may also be distributed in such other jurisdictions as the Corporation and the Underwriters may agree, provided the distribution of Offered Securities in such other jurisdictions is completed in accordance with the applicable laws of such other jurisdictions.

2.8           The Corporation shall obtain the listing of the Offered Securities on the TSX by the Closing, and the listing of the Offered Securities on the NYSE by the Closing, subject in each case to Standard Listing Conditions.

3.                             UNDERWRITERS’ OPTION

3.1           The Corporation hereby grants to the Underwriters the Over-Allotment Option to purchase severally and not jointly nor jointly and severally and to offer for sale to the public pursuant hereto the Additional Common Shares upon the terms and conditions set forth herein.  The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole or in part, at any time and from time to time, up to 30 days after the Closing Date, by the Lead Underwriters giving written notice to the Corporation by such time, specifying the number of Additional Common Shares to be purchased and the closing date for the purchase and sale of the Additional Common Shares (any such date, an “Over-Allotment Closing Date”).  The Over-Allotment Closing Date specified in the relevant notice shall not be earlier than two Business Days and not later than seven Business Days after the delivery of the notice to the Corporation.

3.2           Following any receipt of notice delivered in accordance with Section 3.1 hereof, the Corporation shall proceed to hold a separate closing (the “Over-Allotment Closing”) (unless the Over-Allotment Closing Date is the same date as the Closing Date) on the same terms and conditions relating to the Closing (except as agreed upon by the Corporation and the Underwriters in writing) and, subject to such terms and conditions, issue and deliver to the Underwriters in such locations that the Lead Underwriters advise the Corporation in the notice at the Time of Closing on the Over-Allotment Closing Date, at the Offering Price, the certificates (in physical or electronic form as the Lead Underwriters may advise in the notice) representing that number of Additional Common Shares specified in such notice, along with payment of the Underwriters’ Fee payable with respect to such Additional Common Shares and any Underwriters’ Expenses.

4.                             REPRESENTATIONS AND WARRANTIES

4.1           The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)           the Corporation and each of the Subsidiaries is a duly incorporated, amalgamated or continued company and validly existing and in good standing under the laws of its jurisdiction of incorporation, amalgamation or continuation and no proceedings have been instituted or, to the knowledge of the Corporation, are pending for the dissolution or liquidation of the Corporation;

(b)           the Corporation is a reporting issuer or the equivalent in each of the provinces and territories of Canada and the Corporation is not in default of any of the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions or U.S. Securities Laws

and is in compliance, in all material respects, with the by-laws, rules and regulations of the Exchanges;

(c)           the Common Shares are listed for trading on the Exchanges, and the Corporation is not in default of any of the listing requirements of the Exchanges applicable to the Corporation including, for avoidance of doubt, any requirement that shareholder approval be obtained for the Offering, the issuance of the Over-Allotment Option or the issuance of the Purchased Shares or the Additional Common Shares;

(d)           the authorized capital of the Corporation is as described in the Prospectus under the heading “Description of Share Capital” and the authorized capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of first preference shares, issuable in series and an unlimited number of second preference shares, issuable in series, of which 325,602,556 Common Shares and no first preference shares and no second preference shares were issued and outstanding as of the close of business on March 9, 2009 as fully paid and non-assessable shares in the capital of the Corporation;

(e)           other than as disclosed in the Prospectus or as set out in Schedule “A”, no person has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Corporation or any of the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Corporation or any of the Subsidiaries;

(f)            all documents previously published or filed by the Corporation with the Commissions and the SEC (the “Continuous Disclosure Materials”) contain no untrue statement of a material fact as at the date of publication or filing, as applicable, nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and all such Continuous Disclosure Materials were prepared in accordance with and comply with Applicable Securities Laws and applicable U.S. Securities Laws, as the case may be;

(g)           all of the material transactions of the Corporation and each of the Subsidiaries have been promptly and properly recorded or filed in or with their respective books or records and their respective minute books contain, in all material respects all of their material transactions, all records of the meetings and proceedings of their directors, shareholders and other committees, if any, since their respective incorporations;

(h)           the Corporation and each Subsidiary has the corporate power and capacity to own its assets currently owned by it and to carry on its business currently carried on by it as disclosed in the Prospectus;

(i)            the Material Subsidiaries are the only subsidiaries material to the business and affairs of the Corporation;

(j)            the Corporation and each Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, and holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing, except to the extent that non-compliance with any such laws, rules or regulations, or failure to hold any such licences, permits, approvals, consents, certificates, registrations and authorizations would not have a material adverse effect;

(k)           the Corporation and each Subsidiary has good title to its respective material assets as disclosed in the Prospectus, free and clear of all material liens, charges and encumbrances of any kind whatsoever save and except as disclosed in the Prospectus;

(l)            the Material Projects are the only mineral projects on a property material to the Corporation that are subject to the requirements of NI 43-101 and Schedule “B” hereto sets out all the mineral, claims, leases and other interests held by the Corporation, directly or indirectly, in the Material Projects and such interests together with all material interests in natural resource properties owned by the Corporation or its Subsidiaries and related surface rights for exploration and exploitation overlying those properties of the Corporation or the Subsidiaries are completely and accurately described in the Prospectus and, except as set out in the Prospectus, are owned or held by the Corporation or such Subsidiaries as owner thereof with good title, are in good standing and are valid and enforceable and, other than as disclosed in the Continuous Disclosure Materials as at the date of this Agreement, (i) are free and clear of any liens, charges or encumbrances and  (ii) no royalty is payable in respect of any of them and the Corporation does not know of any claim that may adversely affect such rights;

(m)          the technical reports filed on SEDAR relating to Material Projects and the scientific or technical information in the Prospectus have been prepared in accordance with NI 43-101, and the Corporation has complied with NI 43-101 in all material respects;

(n)           except as disclosed in the Prospectus, no other material property rights are necessary for the conduct of the Corporation’s or the Subsidiaries’ businesses as they are currently being conducted, and there are no material restrictions on the ability of the Corporation or the Subsidiaries to use or otherwise exploit any such property rights, and the Corporation does not know of any claim or basis for a claim that may adversely affect such rights in any material respects; more particularly, the Corporation has all licences, permits and authorisations to develop and operate, as applicable, the mines at the Material Projects, including all areas in which the Corporation has identified reserves or resources to date;

(o)           except as disclosed in the Prospectus, neither the Corporation nor the Subsidiaries have any responsibility or obligation to pay or have paid on their behalf any material commission, royalty or similar payment to any person with respect to their property rights;

(p)           except as disclosed in the Prospectus, the Corporation and each of the Subsidiaries are in compliance in all material respects with all material terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of their respective businesses and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Corporation or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Corporation or the Subsidiaries, exists with respect thereto;

(q)           the Corporation’s direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed in Schedule “C” to this Agreement and, except as disclosed in the Prospectus or in Schedule “C” hereto,

(i)            all such shares are legally and beneficially owned by the Corporation or, in the case of shares held through Subsidiaries, by such Subsidiaries, free and clear of all liens, charges and encumbrances of any kind whatsoever;

(ii)           no person has any agreement, or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of the securities representing such ownership interest;

(iii)          all such shares have been validly issued and are outstanding as fully paid and non-assessable;

(iv)          each Subsidiary is directly or indirectly beneficially wholly-owned by the Corporation; and

(v)           except for the shares of the Subsidiaries, neither the Corporation nor its Subsidiaries own any securities or ownership interest in any other person which are material to the Corporation and its Subsidiaries, taken as a whole;

(r)            there are no, and at the Time of Closing there will be no, shareholders’ agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Corporation or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Corporation;

(s)           the Corporation has no subsidiaries or equity interests in other persons which are engaged in active business or which possess any material assets or liabilities other than the Subsidiaries listed in Schedule “C” attached hereto;

(t)            the Corporation has all requisite corporate power and authority to enter into this Agreement and the performance of the terms hereof, the transactions contemplated hereby and the granting of the Over-Allotment Option, the issuance and sale by the Corporation of the Offered Securities have been duly authorized by all necessary corporate action of the Corporation, and this Agreement has been duly executed and delivered by the Corporation and this Agreement is a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement, as applicable, may be limited by applicable law;

(u)           the execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder, the grant of the Over-Allotment Option, the issue and sale of the Offered Securities hereunder and the consummation of the transactions contemplated in this Agreement,

(i)            do not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities commission or other third party, except such as have been obtained or will be obtained prior to the Time of Closing on the Closing Date, and such as may be required (and shall be obtained as provided herein prior to the Time of Closing on the Closing Date) under Applicable Securities Laws, the U.S. Securities Act and the securities or “blue sky” laws of the various states of the United States; and

(ii)           do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both),

(A)          any statute, rule or regulation applicable to the Corporation including, without limitation, the Applicable Securities Laws;

(B)           the articles and by-laws of the Corporation or resolutions of the directors or shareholders of the Corporation which are in effect at the date hereof;

(C)           any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, license, permit, lease or other document to which the Corporation is a party or by which it is bound; or

(D)          any judgment, decree or order binding the Corporation or a material portion of the property or assets thereof;

(v)           upon satisfaction of the Standard Listing Conditions, the Offered Securities will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts

(w)          at or prior to the Time of Closing on the Closing Date, all necessary corporate action will have been taken by the Corporation to grant the Over-Allotment Option and allot and authorize the issuance of the Offered Securities and upon their issue, the Offered Securities will be validly issued as fully paid and non-assessable shares in the capital of the Corporation and in each case free and clear of all resale or trade restrictions (except control person restrictions) and liens, charges or encumbrances of any kind whatsoever under Canadian laws or U.S. laws;

(x)            at the Time of Closing on the Closing Date:

(i)            the Additional Common Shares will be approved for listing and trading on the issue thereof; and

(ii)           all necessary notices and filings will be made prior to the Closing Date with and all necessary consents, approvals and authorizations obtained by the Corporation from the TSX and NYSE to ensure that, subject to fulfilling the Standard Listing Conditions, the Offered Securities will be listed and posted for trading on the TSX and NYSE in the manner described above;

(y)           none of the Corporation or any of the Subsidiaries has committed an act of bankruptcy or is insolvent, has proposed a compromise or arrangement to its creditors generally, has had a petition or a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have itself declared bankrupt or wound-up, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property except where such action would not have a material adverse effect;

(z)            Computershare Trust Company of Canada at its principal offices in the City of Toronto, Ontario has been duly appointed as registrar and transfer agent for the Common Shares;

(aa)         the minute books and records of the Corporation made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation are all of the minute books and records of the Corporation, and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of the directors of the Corporation to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to counsel for the Underwriters in writing or which are not material in the context of the Corporation;

(bb)         the audited and unaudited financial statements and other financial information (collectively, the “Corporation’s Financial Statements”) of the Corporation that are to be included or incorporated by reference the Preliminary Prospectus, any Prospectus Amendment, the Final Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus are true and correct in every material respect and present fairly and accurately in all material respects the financial position of the Corporation as of the dates indicated and the results of operations and the changes in financial position of the Corporation on a consolidated basis for the periods specified (subject, in the case of interim financial information, to year-end adjustments); and such financial statements have been (or will be) prepared in conformity with generally accepted accounting principles in Canada, consistently applied throughout the periods involved, and have been reconciled to generally accepted accounting principles in the United States in accordance with Item 18 of Form 20-F; the summary and selected financial data to be included or incorporated by reference in the Registration Statement, Prospectus, the Disclosure Package and the U.S. Final Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited and unaudited financial information included or incorporated by reference in the Registration Statement, Prospectus, the Disclosure Package and the U.S. Final Prospectus;

(cc)         the books and records of the Corporation and each of the Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded; and except as disclosed in the Prospectus:

(i)            neither the Corporation nor any of the Subsidiaries is indebted to any of its directors or officers, employees or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with the Corporation, (collectively the “Principals”), other than on account of payroll obligations in the ordinary course and directors fees or directors expenses accrued but not paid, or to any of its shareholders (the “Shareholders”);

(ii)           none of the Principals or the Shareholders is indebted or under obligation to the Corporation or to any of the Subsidiaries, on any account whatsoever; and

(iii)          the Corporation has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever other than of a Subsidiary;

(dd)         there are no material liabilities of the Corporation or of the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Corporation’s Financial Statements except those incurred in the ordinary course of their respective businesses since December 31, 2007;

(ee)         except as disclosed in the Prospectus, since December 31, 2007, and excluding expenditures in the ordinary course of business, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Corporation or of any of the Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(ff)           any non-Canadian generally accepted accounting principles financial information (including, without limitation, cash operating cost) set forth in the Prospectus is correct in all material respects and has been properly compiled to give effect to the assumptions and adjustments described therein and such assumptions are reasonable and such adjustments are based on good faith estimates and assumptions which are reasonable;

(gg)         there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation with unconsolidated entities or other persons that may have a material current or future effect on the condition of the Corporation;

(hh)         except as disclosed in the Prospectus, the Corporation does not have any agreements of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations;

(ii)           there are no “significant acquisitions”, “significant dispositions” and “significant probable acquisitions” for which the Corporation is required, pursuant to Applicable Securities Laws to include additional financial disclosure;

(jj)           the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i)            transactions are executed in accordance with management’s general or specific authorizations;

(ii)           transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability;

(iii)          access to assets is permitted only in accordance with management’s general or specific authorization; and

(iv)          the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

and the Corporation is not aware of any material weakness in its internal controls over financial reporting;

(kk)         the directors of the Corporation and the audit committee of the board of directors of the Corporation approved the unaudited financial statements for the fourth quarter and year ended December 31, 2008 from which the financial information contained in the press release of the Corporation dated February 24, 2009 was derived and that all financial information in the press release with respect to the fourth quarter and year ended December 31, 2008 is derived from such approved unaudited financial statements and all necessary assurance processes have been taken by the Corporation to ensure that the unaudited financial statements from which the financial information in such press release is derived was accurate and would not be materially different after the audit by the auditors of the Corporation.

(ll)           the Corporation maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the 1934 Act) and the Corporation believes that such disclosure controls and procedures are effective;

(mm)       except as disclosed in the Prospectus, there is, and has been, no failure on the part of the Corporation or any of  its directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications;

(nn)         the directors, officers and key employees of the Corporation are as disclosed in the Prospectus and the compensation arrangements with respect to the Corporation’s Named Executive Officers are as disclosed in the Prospectus, and except as disclosed in the Prospectus, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Corporation;

(oo)         all contracts and agreements material to the Corporation other than those entered into in the ordinary course of its business as presently conducted and taken as a whole (collectively the “Material Contracts”) have been disclosed in the Prospectus and, except as disclosed in the Prospectus or as contemplated herein, the Corporation has not approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation, whether by asset sale, transfer of shares or otherwise;

(pp)         the Corporation has no knowledge of any proposed or planned disposition of Common Shares by any Shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares;

(qq)         the Corporation and each of the Subsidiaries maintain insurance against loss of, or damage to, their material assets including property and casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of the Corporation’s management are reasonable for operations such as these, and are in good standing in all material respects and not in material default in any respect;

(rr)           all of the material contracts and agreements of the Corporation required to be filed by it under Part 12 of National Instrument 51-102 — Continuous Disclosure Obligations have been filed by the Corporation in accordance therewith;

(ss)          all forward-looking information, future oriented financial information and financial outlook information contained in the Preliminary Prospectus, any Prospectus Amendment or the Final Prospectus are or will be, as the case may be,  based on assumptions that are reasonable in the circumstances and are in compliance with Parts 4A and 4B of National Instrument 51-102 — Continuous Disclosure Obligations;

(tt)           no labour dispute with the employees of the Corporation exists or, to the knowledge of the Corporation, is threatened. Except as disclosed in the Continuous Disclosure Materials, the Corporation is not a party to any collective bargaining agreement and no action has been taken or, to the knowledge of the Corporation, is contemplated to organize any employees of the Corporation;

(uu)         neither the Corporation nor, to the knowledge of the Corporation, any employee or agent of the Corporation, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(vv)         except as disclosed in the Prospectus, to the best of the Corporation’s knowledge, there is no legislation or government regulations which it anticipates will materially and adversely affect the business, affairs, operations, assets, prospects, liabilities (contingent or otherwise) of the Corporation;

(ww)       all material tax returns, reports, elections, remittances, filings, withholdings and payments of the Corporation, and the Subsidiaries, required by law to be filed or made, have been filed or made (as the case may be) and are true, complete and correct in all material respects and all taxes owing of the Corporation and the Subsidiaries and all material amounts of taxes owing by the Subsidiaries as at December 31, 2007 have been paid or accrued in the Corporation’s Financial Statements. Except as disclosed in the Prospectus, the Corporation and its Subsidiaries have not received any assessments or reassessments from any taxing authority, except as disclosed in the Prospectus, the Corporation and its Subsidiaries are not currently subject to an audit by a taxing authority and nor is the Corporation aware of any pending audit which indicates that any tax return which was filed is being reassessed or challenged in any way and the Corporation confirms it has received no notice or other communication indicating that any tax authority has demanded that any tax return not yet filed be filed immediately or within a specified time. The Corporation and its Subsidiaries have withheld or collected and timely remitted to the appropriate governmental authority all amounts required to be withheld or collected, as the case may be, and remitted from all amounts paid or credited to or by the Corporation or any of its Subsidiaries. The Corporation is not aware of any material contingent tax liability of the Corporation or of any of its Subsidiaries;

(xx)                            except as disclosed in the Prospectus, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the best of its knowledge, pending, threatened against or affecting the Corporation, or the Subsidiaries, or to the best of the Corporation’s knowledge, their respective directors or officers or joint venture partners, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the best of its knowledge, there is no basis therefor;

(yy)                          the Corporation and each Subsidiary has conducted, and is conducting, its business and its ownership, use, maintenance or operation of its property and assets has been in compliance with all applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates, consents, registrations, authorizations or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters, mine reclamation, rehabilitation or closure or hazardous or toxic substances, wastes, pollutants, contaminants (collectively in this section, “environmental laws”) except where the failure to comply would not have a material adverse effect.  Without limiting the generality of the foregoing and except as disclosed in the Prospectus:

(i)                                    the Corporation and each of the Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable environmental laws and has received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses except where such failure would not result in a material adverse effect; and

(ii)                                 there are no orders, rulings or directives issued against the Corporation or any of the Subsidiaries, and there are no orders, rulings or directives pending or to the best knowledge of the Corporation threatened against the Corporation or any of the Subsidiaries under or pursuant to any environmental laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Corporation or any of the Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a material adverse effect;

(zz)                             no notice with respect to any of the matters referred to in Subsection 4.1(yy) hereof, including any alleged violations by the Corporation or any of the Subsidiaries with respect thereto has been received by the Corporation or any of the Subsidiaries, and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation or any of the Subsidiaries is in progress, threatened or, to the best of the Corporation’s knowledge, pending, which could reasonably be expected to have a material adverse effect and there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation or any of the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or to which passage of time, or the giving of notice or both, would give rise;

(aaa)                      the Corporation, the Subsidiaries and to the best of the Corporation’s knowledge, their respective directors, officers and promoters are not in breach of any law, ordinance,

statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance would have a material adverse effect;

(bbb)                   the Corporation’s auditors, who audited the Corporation’s Financial Statements and who provided their audit report thereon, are, as at the date of their audit report, independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 — Continuous Disclosure Obligations) between the Corporation and its auditors or, to the knowledge of the Corporation, any former auditors of the Corporation, nor has there been any event which has resulted in the Corporation’s auditors to threaten to resign as auditors of the Corporation ;

(ccc)                      except as provided herein, there is no person acting or purporting to act for the Corporation entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder;

(ddd)                   all Data Room Information was accurate in all material respects as at its respective date as stated therein, or, if any Data Room Information is undated, as of the date of its delivery to the Data Site website for purposes of the transactions contemplated by this Agreement.  Additionally, all information provided to the Underwriters in relation to  written due diligence requests, including information not provided in the Data Room Information, is accurate in all material respects as at its respective date as stated therein. To the extent that there has been a material change to any of the Data Room Information or any other information provided to the Underwriters since the date posted to the Data Site or provided to the Underwriters, as the case may be, such information is accurate in all material respects or is no longer relevant or material to the Corporation or additional information has been provided in the Data Room or to the Underwriters which supersedes or replaces such information;

(eee)                      the Corporation is, and will be until the completion of the distribution of the Offered Securities, subject to the reporting requirements under Section 12 of the 1934 Act, has filed all reports required to be filed pursuant to Section 13 of the 1934 Act, and is not in default of its obligations under the 1934 Act;

(fff)                            all material written representations and submissions made by or on behalf of the Corporation to any Regulatory Authority in furtherance of the filing of the Prospectus, other than written information provided by the Underwriters relating solely to the Underwriters, are true and correct in all material respects and contain no misrepresentation as defined under Applicable Securities Laws;

(ggg)                   the Corporation meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act and is eligible to file a short form prospectus under NI 44-101;

(hhh)                   each of the Preliminary Prospectus, any Prospectus Amendment and the Final Prospectus has been or will be, as applicable, prepared and filed in compliance in all material respects with the Applicable Securities Laws, and, at the time of delivery of the Offered Securities to the Underwriters, the Final Prospectus will comply in all material respects with the Applicable Securities Laws and the Corporation shall fulfill and comply with the necessary requirements of the Applicable Securities Laws in order to enable the Over-Allotment Option and the Offered Securities to be lawfully distributed in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions and acting in accordance with the terms of their registrations and the Applicable Securities Laws;

(iii)                              none of the Commissions, the SEC, the TSX, the NYSE or any other regulatory authority or court has issued an order preventing or suspending the use or effectiveness, as the case may be, of the Prospectus, the Disclosure Package, the U.S. Final Prospectus or the Registration Statement relating to the Offering or preventing the distribution of the Over-Allotment Option and the Offered Securities or instituted proceedings for any such purpose and no proceedings for any such purpose are pending or, to the knowledge of the Corporation, are contemplated by any of the aforementioned parties, and any request on the part of such parties for additional information from the Corporation has been complied with;

(jjj)                              each of the Preliminary Prospectus, any Prospectus Amendment and the Final Prospectus was or shall, as the case may be, as of its respective date of filing and, except as amended prior to the Closing Date in accordance with Applicable Securities Laws, as of the Closing Date (i) constitutes full, true and plain disclosure of all material facts relating to the Corporation, the Over-Allotment Option and the Offered Securities, (ii) contains no misrepresentation, as defined under Applicable Securities Laws, and (iii) does not omit any information which is necessary to make the statements contained therein not misleading; the documents incorporated by reference in each of the Preliminary Prospectus, any Prospectus Amendment, the Final Prospectus and the U.S. Prospectus, when filed with the Commissions and the SEC, were prepared in accordance with the Applicable Securities Laws, and any further documents so filed and incorporated by reference in the Preliminary Prospectus, any Prospectus Amendment, the Final Prospectus and the U.S. Prospectus, or any further amendment or supplement thereto, when such documents are filed with the Commissions and the SEC, will be prepared in accordance with the Applicable Securities Laws;

(kkk)                    the Registration Statement, the U.S. Preliminary Prospectus, the Amended and Restated U.S. Preliminary Prospectus and the U.S. Final Prospectus (together, the “U.S. Prospectus”) conforms or will conform, as the case may be, to the Preliminary Prospectus, any Prospectus Amendment and Final Prospectus, respectively, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC and, as of their respective dates, the Registration Statement, the Form F-X, the U.S. Preliminary Prospectus, the Amended and Restated U.S. Preliminary Prospectus and the U.S. Final Prospectus, as amended or supplemented, if applicable, comply or will comply, as the case may be, in all material respects with the U.S. Securities Act;

(lll)                              as of the date and time the Registration Statement was declared effective (the “Effective Time”), neither the Registration Statement nor any amendment or supplement thereto contains or shall contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

(mmm)           as of the date and time immediately prior to the Effective Time (the “Applicable Time”), the Amended and Restated U.S. Preliminary Prospectus, any “free writing prospectus” as defined in Rule 405 of the U.S. Securities Act (a “Free Writing Prospectus”) and any “issuer free writing prospectus” as defined in Rule 433 of the U.S. Securities Act (an “Issuer Free Writing Prospectus” and, together with any Free Writing Prospectus and the Amended and Restated U.S. Preliminary Prospectus, the “Disclosure Package”), when taken together as a whole, will not, as of the Applicable Time, and on the Closing Date and on any settlement date, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(nnn)                   each Issuer Free Writing Prospectus will not include any information that conflicts with the information contained in the Registration Statement or the Prospectus;

(ooo)                   there are:

(i)                                    no reports or information that in accordance with the requirements of the Applicable Securities Laws must be made publicly available in connection with the Offering that have not been or will not be made publicly available as required, the Corporation has not filed any confidential material change reports under Applicable Securities Laws that remain confidential and all material changes with respect to the Corporation required to be disclosed pursuant to Applicable Securities Laws have been publicly disclosed and there are no documents required to be filed with the Commissions in connection with the Preliminary Prospectus, any Prospectus Amendment or the Final Prospectus that have not been filed (or that will not be filed prior to the Closing Date in accordance with Applicable Securities Laws) as required pursuant to Applicable Securities Laws and delivered to the Underwriters; and

(ii)                                  no contracts, documents or other materials required to be described or referred to in a Prospectus or the U.S. Prospectus or to be filed as exhibits to the Registration Statement that will not be described, referred to or filed as required and, in the case of those documents filed, delivered to the Underwriters;

(ppp)                   the Corporation was not and is not an “ineligible issuer” as defined in Rule 405 of the U.S. Securities Act (an “Ineligible Issuer”), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer

(i)                                     at the time of filing the Registration Statement, and

(ii)                                 as of the date and time this Agreement is executed and delivered by the parties hereto (with such date being used as the determination date for purposes of this Subsection (ii)),

(qqq)                   the Corporation is, and upon completion of the transactions described herein, and assuming the anticipated use of the proceeds thereof to be described in the Prospectus, the Disclosure Package and the U.S. Final Prospectus, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the 1934 Act;

(rrr)                           the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment will contain the disclosure required by Applicable Securities Laws and will accurately summarize, in all material respects, the attributes of the Purchased Shares

(sss)                      the Common Shares do not constitute “foreign property” for the purposes of the Income Tax Act (Canada);

(ttt)                            the Exempt Subsidiaries have no material assets or material liabilities and carry on no activities of significance; it being acknowledged and agreed by the Underwriters that other than the representation and warranty in the preceding sentence, and notwithstanding any other provision of this Agreement, the Corporation makes no representations and warranties with respect to the Exempt Subsidiaries;

(uuu)                   to the knowledge of the Corporation, none of the Corporation, its officers or directors is aware of any circumstances presently existing under which liability is or could reasonably be expected to be incurred under Part XXIII — Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario); and

(vvv)                   the Corporation is not and, after giving effect to the Offering and the application of the proceeds thereof described in each of the Preliminary Prospectus, any Prospectus Amendment, the Final Prospectus, the Disclosure Package, the Registration Statement and the U.S. Final Prospectus, will not be required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

4.2                                 The representations and warranties of the Corporation contained in this Agreement shall be true at the Time of Closing on the Closing Date and on any Over-Allotment Closing Date, as though they were made at such Time of Closing and the representations, warranties and covenants of the Corporation shall survive the termination or completion of the transactions contemplated under this Agreement, as applicable, and remain in full force and effect thereafter for the benefit of the Underwriters.

5.                                                                                      ADDITIONAL COVENANTS

5.1                                 The Corporation covenants and agrees with the Underwriters that it shall:

(a)                                  file with the Exchanges all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchanges, in order to obtain prior to the Closing Date the requisite acceptance or approval of the Exchanges for the Offering;

(b)                                 prior to the Time of Closing on the Closing Date, fulfil to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws and applicable U.S. securities laws) to be fulfilled by the Corporation to permit the grant of the Over-Allotment Option and the completion of the distribution of the Offered Securities as contemplated in this Agreement, the Prospectus and the U.S. Prospectus and to enable the Purchased Shares and the Additional Common Shares to be distributed free of trade restrictions (except control person restrictions) in the Qualifying Jurisdictions;

(c)                                  until the Time of Closing on any Over-Allotment Closing Date, notify the Underwriters promptly, and confirm the notice in writing:

(i)                                    when any Issuer Free Writing Prospectus shall have first been used, when any post-effective amendment to the Registration Statement shall have been filed with the SEC or shall have become effective, and when any supplement to the U.S. Prospectus or any Prospectus or any amended U.S. Prospectus or Supplementary Material shall have been filed;

(ii)                                  of the receipt of any comments from the Commissions or the SEC;

(iii)                             of any request by any of the Commissions to amend any Prospectus or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus or for additional information;

(iv)                              of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any prospectus, or of the suspension of the qualification of the Offered Securities for offering and sale in any jurisdiction, or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any of such purposes; and

(v)                                 of the issuance by any of the Commissions or any of the Exchanges of any order having the effect of ceasing or suspending the distribution of the Offered Securities or the trading in the Common Shares or other securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose;

and the Corporation will use its reasonable efforts to prevent the issuance of any stop order, any order preventing or suspending the use of any prospectus or any order ceasing or suspending the distribution of the Offered Securities or the trading in the Common Shares or other securities of the Corporation and, if any such order is issued, to obtain the revocation thereof at the earliest possible time;

(d)                                 furnish to the Underwriters, without charge:

(i)                                     a signed copy of the Preliminary Prospectus, any Prospectus Amendment, the Final Prospectus, the Registration Statement (including all exhibits thereto, documents filed therewith (including photocopies of the Form F-X) and amendments thereof) and an additional conformed copy of the Registration Statement; and

(ii)                                 at any time ending at the end of the period described in Subsection 5.1(h) hereof, at the place or places which the Underwriters may reasonably request, the Underwriters’ reasonable requirements of the commercial copies of the Preliminary Prospectus, any Prospectus Amendment, the Final Prospectus the U.S. Preliminary Prospectus, the Amended and Restated U.S. Preliminary Prospectus and the U.S. Final Prospectus and any Free Writing Prospectus or Issuer Free Writing Prospectus and such deliveries shall be made as soon as possible after the filing of such documents and, in any event, within one Business Day of such filing and the delivery and such delivery or filing will constitute the Corporation’s consent to the Underwriters use of such documents in connection with the Offering;

(e)                                  by the act of having delivered the Preliminary Prospectus, any Prospectus Amendment, the Final Prospectus and each U.S. Prospectus and any amendments thereto to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements provided by the Underwriters that relate solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof, comply with Applicable Securities Laws or U.S. Securities Laws, as applicable, and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation as defined under

Applicable Securities Laws and constitute full, true and plain disclosure of all material facts relating to the Corporation as required by the Applicable Securities Laws or U.S. Securities Laws, as applicable;

(f)                                    not and, unless it obtains the prior written consent of the Underwriters, the Corporation will not make any offer relating to the Offered Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Corporation with the SEC or retained by the Corporation under Rule 433 of the U.S. Securities Act; any free writing prospectus consented to by the Underwriters is hereinafter referred to as a “Permitted Free Writing Prospectus”; and the Corporation agrees that (i) it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, and (ii) it will comply with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping;

(g)                                 during the period prior to the completion of the distribution of the Offered Securities, promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, prospects, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, taken as a whole, or of any change which is of such a nature as to result in a misrepresentation as defined under Applicable Securities Laws in the Preliminary Prospectus, Prospectus Amendment or Final Prospectus; notwithstanding Subsection 5.1(h) below, the Corporation shall not file any Prospectus Amendment or amendment to the U.S. Prospectus or any other material supplementary to the Prospectus or the U.S. Prospectus (all such amendments and material being Supplementary Material), of which the Underwriters shall not have previously been advised and furnished a copy along with any supplementary material or to which the Underwriters shall have objected, acting reasonably, promptly after reasonable notice thereof; provided, however, that this provision shall not prohibit the Corporation from complying with its timely disclosure and other obligations under Applicable Securities Laws arising out of any material change or change in material information, and, in addition to the foregoing, the Corporation shall, in good faith, discuss with the Underwriters any change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Corporation as to whether notice in writing of such change need be given to the Underwriters pursuant to this Subsection;

(h)                                 if, at any time prior to the completion of the distribution of the Offered Securities, any event shall occur or condition exist as a result of which it is necessary to amend the Disclosure Package, the Registration Statement or supplement or amend the U.S. Prospectus or any Prospectus in order that the Disclosure Package, Registration Statement, U.S. Prospectus or any Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser (or in lieu thereof, the notice referred to in Rule 173 of the U.S. Securities Act) or if, in the opinion of the Corporation, it is necessary to amend the Disclosure Package, Registration Statement or amend or supplement any Prospectus or the U.S. Prospectus to comply with the Applicable Securities Laws, the U.S. Securities Act or the applicable rules and regulations thereunder, and subject to Subsection 5.1(g) above, forthwith prepare, file with the SEC or any Commission within any applicable time limitation and furnish to the Underwriters, either amendments or supplements to the U.S. Prospectus or any Prospectus (to be effected, if necessary, by the filing with the SEC of a post-effective amendment to the Registration Statement) so that the statements in the U.S. Prospectus or any Prospectus as so amended or supplemented will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or any Prospectus is delivered to a purchaser, not misleading or so that the Disclosure Package, Registration Statement, the U.S. Prospectus or any Prospectus, as amended or supplemented, will comply with applicable law and comply with any other requirements under the Applicable Securities Laws and U.S. Securities Laws and the rules of the Exchanges and the expense of complying with this Subsection shall be borne by the Corporation; and concurrently with the delivery of an amendment or supplement to the Preliminary Prospectus, Prospectus Amendment or any Final Prospectus to the Underwriters, the Corporation shall deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Corporation in accordance with this Subsection and, if any financial or accounting information is contained in any of the Supplementary Material and an additional Comfort Letter to that required by Subsection 5.1(n) below;

(i)                                    use its reasonable efforts to qualify the Offered Securities for offer and sale under the securities or “blue sky” laws of such United States jurisdictions as the Underwriters shall reasonably request, provided that in no event shall the Corporation be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Offered Securities, in any jurisdiction where it is not now so subject or require registration of the Offered Securities or require the Corporation to file a prospectus in such jurisdiction or subject the Corporation to ongoing reporting requirements in such jurisdiction;

(j)                                     during the period when the U.S. Prospectus is required to be delivered under the U.S. Securities Act; and

(i)                                     file promptly all documents required to be filed by the Corporation with the SEC pursuant to Section 13 or 15(d) of 1934 Act subsequent to the time the Registration Statement becomes effective; and

(ii)                                 in the event that any document is filed with any Commission or the SEC subsequent to the time the Registration Statement becomes effective that is deemed to be incorporated by reference in the Preliminary Prospectus, any Prospectus Amendment, the Final Prospectus, if required by the U.S. Securities Act, file such document as an exhibit to the Registration Statement by post-effective amendment or otherwise in accordance with the U.S. Securities Act or the 1934 Act;

(k)                                  not to issue any press release or other public announcement between the date hereof and the date the Lead Underwriters have notified the Corporation that the Underwriters have ceased all distributions under the Prospectus without first consulting with the Underwriters;

(l)                                     maintain its status as a “reporting issuer” or the equivalent not in default in each province and territory of Canada for a period of two years after the Closing Date;

(m)                              maintain the listing of the Common Shares on the TSX and the NYSE for a period of two years after the Closing Date;

(n)                                 deliver to the Underwriters and their legal counsel, as applicable:

(i)                                     at the time of execution of the Final Prospectus by the Underwriters, a long form comfort letter (the “Comfort Letter”) of the Corporation’s auditors and to the extent required, the Corporation’s former auditors, addressed to the Underwriters and to the directors of the Corporation and dated as of the date of the Final Prospectus, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the verification of the financial information and accounting data contained in the Preliminary Prospectus, Prospectus Amendment and the Final Prospectus and to such other matters as the Underwriters may reasonably require;

(ii)                                 at the Time of Closing on the Closing Date, a long form comfort letter (“Bring Down Comfort Letter”) of the Corporation’s auditors addressed to the Underwriters and dated as of the Closing Date in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, bringing forward within Two Business Days prior to the Closing Date the information contained in the Comfort Letter and addressing such other matters as the Underwriters may reasonably require;

(iii)                               at the Time of Closing on the Closing Date, favourable legal opinions (the “Legal Opinions”) of the Corporation’s various Canadian legal counsel, addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the Final Prospectus including the disclosure therein under the heading “Enforceability of Civil Liabilities”, Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment”, the issuance, trade and distribution, as applicable, of the Over-Allotment Option, Purchased Shares and any Additional Common Shares, without restriction, in the Qualifying Jurisdictions, corporate status, corporate authority and capacity of the Corporation and relevant Canadian Subsidiaries, qualification to carry on business, enforceability, legal compliance, issued capital, listing, tax matters and to such other matters as the Underwriters may require, acting reasonably.  In addition, the Corporation’s primary Canadian legal counsel will provide Rule 10b-5 negative assurance statements addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the Final Prospectus;

(iv)                              at the Time of Closing on the Closing Date, a favourable legal opinion of the Corporation’s U.S. legal counsel (the “U.S. Legal Opinion”), addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the matters set forth in Schedule E.  In addition to the U.S. Legal Opinion, the Corporation’s U.S. legal counsel will provide a Rule 10b-5 negative assurance statement addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the Registration Statement;

(v)                               at the Time of Closing on the Closing Date, a favourable legal opinion of the Corporation’s U.S. tax counsel (the “U.S. Tax Opinion”), addressed to the Underwriters  and dated as of the Closing Date, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the disclosure in the Prospectus under the heading “Certain United States Federal Income Tax Considerations”;

(vi)                            at the Time of Closing on the Closing Date the Underwriters shall have received favourable legal opinions (the “Corporate Opinions”) from foreign counsel, dated the Closing Date and addressed to the Underwriters and their legal counsel, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, with respect to the Material Subsidiaries relating to (i) the due incorporation and good standing under the laws of the applicable jurisdiction and qualification to carry on business in such jurisdictions where the Material Subsidiaries carry on business; (ii) the issued and outstanding share capital; (iii) the ownership of the issued and outstanding shares; and (iv) such other matters as the Underwriters may require, acting reasonably;

(vii)                         at the Time of Closing on the Closing Date, favourable legal opinions of the Corporation’s Canadian and foreign legal counsel, addressed to the Underwriters and their legal counsel and dated prior to or on the Closing Date, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the Corporation’s or its Subsidiaries’ title to the Material Projects, as well as the Corporation’s ability to conduct the activities it is presently and anticipated to be conducting in respect thereof and its compliance with standards required to be met (now or in the future) in respect of applicable legislation in relation thereto (the “Title Opinions”);

(viii)                      at the Time of Closing on the Closing Date, a certificate (the “Officers’ Certificate”) of the Corporation by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the content of the Final Prospectus, the truth and correctness of the representations, warranties and performance of covenants in this Agreement, ownership of the Material Projects and surface rights overlying such properties, and to the issuance, trade and distribution, as applicable, of the Over-Allotment Option, Purchased Shares and the Additional Common Shares and to such other matters as the Underwriters may require, acting reasonably, including, without limitation, with respect to the resolutions of the directors of the Corporation relating to the Offering and the incumbency and specimen signatures of signing officers; and

(ix)                                at the Time of Closing on the Closing Date, such other certificates and other documents (the “Closing Materials”) as the Underwriters and their legal counsel may require, acting reasonably, and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require, provided, however, that the Underwriters or their counsel shall request any such Closing Materials within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate or document, and in any event, at least 48 hours prior to the Closing Time;

(o)                                 from and including the date of this Agreement through to and including the date the Lead Underwriters notify the Corporation and that the Underwriters have ceased distributions under the Prospectus, do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct, perform all covenants required to be performed by the Corporation and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(p)                                 during the period commencing on the date hereof and ending on the date which is 90 days after the Closing Date, not, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of any Common Shares or securities or financial instruments convertible into or exchangeable into Common Shares or enter into any agreement under which the Corporation may acquire or transfer to another, in whole or in part, any economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so without the prior consent of the Underwriters, such consent not to be unreasonably withheld, other than pursuant to:

(i)                                     the grant of options or other securities under the share incentive plan of the Corporation;

(ii)                                agreements to issue Common Shares which are “flow-through shares” for the purposes of the Income Tax Act (Canada) for an aggregate amount of up to $25,000,000;

(iii)                             the exercise of the Over-Allotment Option;

(iv)                            an acquisition of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions provided that, except in the circumstances of an unsolicited bid, any such securities issued may not subsequently be disposed of until 60 days after the date of this Agreement; and

(v)                               the rights and obligations under outstanding securities as of the date hereof, including but not limited to, the exercise of outstanding stock options or other similar issuances pursuant to any stock option plan entitling the holder to purchase Common Shares;

(q)                                 request and advise, and that the Corporation has requested and advised, the senior officers of the Corporation and each of the directors of the Corporation that they not sell, or enter into any agreement to sell, or otherwise reduce their financial exposure to, any securities of the Corporation held by them, in each case for a period of 45 days after the date of this Agreement;

(r)                                    prior to the filing of the Final Prospectus, provide evidence satisfactory to the Underwriters of the conditional approval of the TSX of the listing and posting for trading on the TSX of the Offered Securities and conditional approval of the NYSE of the listing and posting for trading on the NYSE of the Offered Securities, in each case subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX and NYSE in similar circumstances (the “Standard Listing Conditions”); and

(s)                                  use the net proceeds of the Offering in the manner set out in the Final Prospectus.

5.2                                 Each of the Underwriters covenants and agrees with the Corporation that it shall:

(a)                                  fulfil all material legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by an underwriter in connection with the Offering in the Qualifying Jurisdictions and in the United States;

(b)                                 upon being satisfied, acting reasonably, that the Preliminary Prospectus, any Prospectus Amendment and Final Prospectus is in a form satisfactory for filing with the Commissions, execute the Preliminary Prospectus, any Prospectus Amendment or Final Prospectus, as the case may be, presented to the Underwriters for execution;

(c)                                  execute all such other documents and materials as may reasonably be required by Applicable Securities Laws and as are customary in a transaction of this nature;

(d)                                 not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus” as defined in Rule 405 under the U.S. Securities Act (which term includes use of any written information furnished to the SEC by the Corporation and not incorporated by reference into the Registration Statement and any press release issued by the Corporation) other than (i) a free writing prospectus that contains no “issuer information” (as defined in Rule 433(h)(2) under the U.S. Securities Act) that was not included (including through incorporation by reference) in the U.S. Preliminary Prospectus as supplemented or amended at the Effective Time or a previously filed Free Writing Prospectus, or (ii) any Free Writing Prospectus approved by the Corporation in advance in writing;

(e)                                  not, without the prior written consent of the Corporation, use any free writing prospectus (including any free writing prospectus that contains the final terms of the Offered Securities), provided that the Corporation shall file any free writing prospectus that contains the final terms of the Offered Purchased Shares with the SEC pursuant to Rule 433 of the U.S. Securities Act; and

(f)                                    pursuant to reasonable procedures developed in good faith, retain copies of each free writing prospectus used or referred to by it, to the extent required by Rule 433 under the U.S. Securities Act.

6.                                                                                      DUE DILIGENCE

6.1                                 Prior to the filing of the Preliminary Prospectus, any Prospectus Amendment, the Final Prospectus, U.S. Preliminary Prospectus, Amended and Restated U.S. Preliminary Prospectus, or U.S. Final Prospectus and thereafter, during the period of distribution of the Offered Securities, and prior to the filing of any Supplementary Material, the Corporation shall have allowed the Underwriters to review and comment on such documents and shall have allowed the Underwriters to conduct all due diligence investigations which they may reasonably require in order to fulfill their obligations as underwriters under applicable law or as otherwise may be required in order to enable them to execute, acting prudently and responsibly,  the certificate required to be executed by them at the end of the applicable Prospectus or any Supplementary Material.

7.                                                                                      UNDERWRITERS’ FEES AND EXPENSES

7.1                                 In consideration of the services to be rendered by the Underwriters to the Corporation under this Agreement, the Corporation agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriters’ Fee.

7.2                                 The Corporation will pay the expenses reasonably incurred by the Underwriters in connection with the transactions contemplated herein (the “Underwriters’ Expenses”).  For greater clarity, the Corporation will pay all costs and expenses related to the Offering, including, without limitation, the reasonable fees and disbursements of all legal counsel and technical consultants for the Underwriters and all costs and expenses of, incidental to or in connection with:

(a)                                  the creation, issuance, sale and distribution of the Offered Securities;

(b)                                 the qualification of the Offered Securities for distribution in the Qualifying Jurisdictions and in the U.S.;

(c)                                  all filing fees payable under Applicable Securities Laws and U.S. securities laws;

(d)                                 listing fees for the Offered Securities on the TSX and the NYSE;

(e)                                  the fees and disbursements of the Corporation’s auditors and legal counsel;

(f)                                    the preparation, printing or other production of the Preliminary Prospectus, any Prospectus Amendment, the Final Prospectus, the U.S. Prospectus, the Registration Statement, the Permitted Free Writing Prospectus and any “green sheet”;

(g)                                 the preparation of audio-visual material, marketing documents and other marketing devices;

(h)                                 the “roadshow” and marketing and information meetings;

(i)                                     the preparation and printing of certificates representing the Offered Securities; and

(j)                                     the reasonable fees and expenses of the Corporation’s transfer agent and registrar, as well as out-of-pocket costs.

Regardless of whether the transactions contemplated herein are completed or not, the Corporation will pay the Underwriters’ Expenses.  The Underwriters’ Expenses will be payable by the Corporation at the Time of Closing on the Closing Date (and, if applicable, on each Over-Allotment Closing Date) or upon receipt by the Corporation of a detailed invoice from the Underwriters.

7.3                                 Except with respect to any consent to admission of liability pursuant to Section 11.2 hereof, which consent shall be given by each applicable Indemnified Party, a notice of termination pursuant to Section 12 hereof, which must be signed by each terminating Underwriter, or any waiver pursuant to Section 9.1 or Section 12 hereof, which must be signed by all of the non-terminating Underwriters,

(i)                                     the Corporation shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters as advised by the Lead Underwriters and,

(ii)                                except to the extent that an Underwriter notifies the Corporation in writing to the contrary, the Underwriters agree, subject to the foregoing, that the Lead Underwriters have the authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters.

8.                                                                                      UNDERWRITING PERCENTAGES

8.1                                 The obligations of the Underwriters hereunder, including the obligation to purchase Purchased Shares and, if the Over-Allotment Option is exercised, any obligation to purchase Additional Common Shares at the Time of Closing shall be several, and not joint nor joint and several, and shall be limited to the percentages of the aggregate percentage of the Purchased Shares and Additional Common Shares, if any, set out opposite the name of the Underwriters below:

Underwriter	Percentage
Canaccord Capital Corporation	24.50
TD Securities Inc.	24.50
CIBC World Markets Inc.	6.00
GMP Securities L.P.	6.00
Macquarie Capital Markets Canada Ltd.	6.00
Scotia Capital Inc.	6.00
UBS Securities Canada Inc.	6.00
Cormark Securities Inc.	3.00
National Bank Financial Inc.	3.00
Paradigm Capital Inc.	3.00
RBC Dominion Securities Inc.	3.00
Thomas Weisel Partners Canada Inc.	3.00
Dundee Securities Corporation	1.50
Genuity Capital Markets	1.50
Goldman Sachs Canada Inc.	1.50
Salman Partners Inc.	1.50
Total:	100

8.2                                In the event that any Underwriter shall fail to purchase its applicable percentage of the Purchased Shares or Additional Common Shares, if applicable, at the Time of Closing on the Closing Date, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Purchased Shares and Additional Common Shares, if applicable, which would otherwise have been purchased by the Underwriter which is in default; the Underwriters exercising such right shall purchase such Purchased Shares and Additional Common Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree.  In the event that such right is not exercised, the others which are not in default shall be relieved of all obligations to the Corporation arising from such default. Nothing in this Section shall oblige the Corporation to sell to the Underwriters less than all of the Purchased Shares (or in the event of the exercise of the Over-Allotment Option in whole or in part, the number of Additional Common Shares set out in the notice delivered in accordance with Section 3.1 hereof) or relieve from liability to the Corporation any Underwriter which shall be so in default.

9.                                                                                      CONDITIONS PRECEDENT

9.1                                The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement at the Time of Closing on the Closing Date, which conditions may be waived in writing by the Underwriters in their sole discretion:

(a)                                  all actions required to be taken by or on behalf of the Corporation, including without limitation the passing of all requisite resolutions of the directors of the Corporation approving the transactions contemplated hereunder, will have been taken so as to approve the Preliminary Prospectus, any Prospectus Amendment, the Final Prospectus, U.S. Prospectus and the Registration Statement, to obtain the requisite approval of the Exchanges to the Offering and to validly create, grant, offer, sell and distribute, as applicable, the Over-Allotment Option, the Purchased Shares and the Additional Common Shares;

(b)                                 the Corporation will have reserved and set aside the Additional Common Shares to be issued on the exercise of the Over-Allotment Option;

(c)                                  the Corporation will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Prospectus, including without limitation the Passport Decision Document in respect of the Preliminary Prospectus, any Prospectus Amendment and the Final Prospectus, to permit the Corporation to complete its obligations hereunder;

(d)                                 the Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the U.S. Prospectus or any Free Writing Prospectus or Issuer Free Writing Prospectus shall have been issued under the U.S. Securities Act and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Underwriters or the knowledge of the Corporation, shall be contemplated by the SEC;

(e)                                  no order having the effect of ceasing or suspending the distribution of the Over-Allotment Option, the Offered Securities or the trading in the Common Shares or any other securities of the Corporation or ceasing or suspending trading by the directors, officers or promoters of the Corporation, or any one of them, shall have been issued by any applicable securities commission, securities regulatory authority or stock exchange in Canada or the United States and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Corporation, shall be contemplated by any applicable securities commission, securities regulatory authority or stock exchange in Canada or the United States.  Any request on the part of any Commission or the SEC for additional information from the Corporation shall have been complied with and the Corporation shall have complied with all filing requirements applicable to any Issuer Free Writing Prospectus used or referred to after the date hereof;

(f)                                    the Corporation will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letter, Bring Down Comfort Letter, Legal Opinions, U.S. Legal Opinion, the Rule 10b-5 negative assurance statements referred to in Subsections 5.1 (n)(iii) and (iv) hereof Corporate Opinions, U.S. Tax Opinion, Title Opinions, Officers’ Certificate and Closing Materials as the Underwriters may require, acting reasonably, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(g)                                 as of the Time of Closing on the Closing Date, there shall be no reports or information that in accordance with the requirements of Regulatory Authorities in Canada and United States must be made publicly available in connection with the grant of the Over-Allotment Option, the sale of the Purchased Shares and the Additional Common Shares that have not been made publicly available as required; no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectus that have not been filed as required and delivered to the Underwriters; no contracts, documents or other materials required to be described or referred to in the Prospectus that are not described or referred to as required and delivered to the Underwriters;

(h)                                 the Underwriters shall have received at the Time of Closing on the Closing Date a letter from the transfer agent of the Corporation dated the date of Closing and signed by an authorized officer of such transfer agent confirming the issued capital of the Corporation and its appointment as registrar and transfer agent for the Common Shares;

(i)                                     the Underwriters not having exercised any rights of termination set forth in this Agreement;

(j)                                     the Underwriters having received at the Time of Closing on the Closing Date such further certificates and other documentation from the Corporation as the Underwriters or their counsel may reasonably require and as are customary in a transaction of this nature;

(k)                                  there shall not have occurred any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Corporation, threatened, whether financial or otherwise) in the business, affairs, operations, prospects, assets, liabilities (contingent or otherwise) or capital of the Corporation and each of the Subsidiaries on a consolidated basis;

(l)                                     the Underwriters shall have had the opportunity to conduct adequate due diligence and are satisfied with the results thereof prior to filing of the Preliminary Prospectus, any Prospectus Amendment and the Final Prospectus, in order to fulfill their obligations as Underwriters;

(m)                               the Corporation will have, as of the Time of Closing on the Closing Date, complied with all of its covenants and obligations contained in this Agreement, including without limitation all requirements for approval of the Offering and the listing and the posting for trading of the Offered Securities on the TSX and the NYSE;

(n)                                 the representations and warranties of the Corporation contained in this Agreement will be true and correct as of the Time of Closing on the Closing Date as if such representations and warranties had been made as of the Time of Closing on the Closing Date;

(o)                                 the Financial Industry Regulatory Authority (“FINRA”) shall not have raised any objection with respect to the fairness or reasonableness of the underwriting, or other arrangements of the transactions, contemplated hereby.

10.                                                                               CLOSING

10.1                          The closing of the transactions contemplated under this Agreement (the “Closing”) shall be completed at the offices of Fraser Milner Casgrain LLP, 1 First Canadian Place, 39th Floor, 100 King Street West, Toronto, Ontario  M5X 1B2, legal counsel to the Corporation, at the Time of Closing on March 26, 2009 or such other date as may be agreed to by the Corporation and the Underwriters (the “Closing Date”).

10.2                          On the Closing Date, the Corporation shall issue and deliver to the Underwriters, in the location that the Lead Underwriters advise the Corporation in writing not less than two Business Days before the Closing Date, the certificates (in physical or electronic form as the Lead Underwriters may advise in writing not less than two Business Days prior to the Closing Date) representing the Purchased Shares and any Additional Common Shares, in the names and denominations requested by the Lead Underwriters, acting reasonably.

10.3                          If the Corporation has satisfied all of its obligations under this Agreement, on the Closing the Underwriters shall pay to the Corporation the gross proceeds of the sale of the Purchased Shares and any Additional Common Shares, less the Underwriters’ Fee and Underwriters’ Expenses

10.4                          If a material change or a change in a material fact occurs prior to the Closing Time that requires the filing of a Prospectus Amendment then, subject to the other sections hereof, the Closing Date shall be, unless the Corporation and the Underwriters otherwise agree in writing, the fifth Business Day following the date on which all applicable filings or other requirements of the Applicable Securities Laws of the Qualifying Jurisdictions with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any required Passport Decision Document has been obtained for such filings and notice or a copy of such filings or receipts have been received by the Underwriters from the Corporation or counsel to the Corporation

11.                                                                               INDEMNITY BY THE CORPORATION

11.1                          The Corporation shall protect, hold harmless and indemnify each of the Underwriters, each person (a “Control Person”), if any, who controls any of the Underwriters within the meaning of Section 15 of the U.S. Securities Act and their respective affiliates and their and each of their Control Persons and affiliates, respective directors, officers, employees, shareholders and agents (as applicable) (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses (other than a loss of profits contemplated by this Agreement), claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions, satisfy judgments or awards or to enforce this indemnity and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, a “Claim”) caused by or arising directly or indirectly by reason of the transactions contemplated in, or the services provided under, this Agreement including, without limitation:

(a)                                  any breach by the Corporation of, or default under, any covenant, obligation or agreement of the Corporation in this Agreement which has not been waived by the Underwriters under this Agreement or any inaccuracy of any representation or warranty of the Corporation under this Agreement or any other document to be delivered pursuant hereto or the failure of the Corporation to comply with any of its obligations hereunder or thereunder;

(b)                                 any information or statement (except any information or statement provided by the Underwriters relating solely to the Underwriters) contained in any of the Prospectus, the U.S. Prospectus, the Registration Statement, the Free Writing Prospectus or the Issuer Free Writing Prospectus (including any documents incorporated by reference therein) or any Supplemental Material being or being alleged to be a misrepresentation as defined under Applicable Securities Laws or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters, or any of them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c)                                  any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation as defined under Applicable Securities Laws or alleged untrue statement, omission or misrepresentation as defined under Applicable Securities Laws (except a statement, omission or misrepresentation as defined under Applicable Securities Laws provided by the Underwriters relating solely to the Underwriters) contained in any Prospectus, the U.S. Prospectus, the Registration Statement, the Free Writing Prospectus or the Issuer Free Writing Prospectus (or any document incorporated by reference therein) or any Supplemental Material which operates to prevent or restrict the trading in or the sale or distribution of the Over-Allotment Option, Purchased Shares or Additional Common Shares;

(d)                                 the Corporation not complying with any requirement of any Applicable Securities Laws or U.S. securities laws relating to the Offering and any regulatory requirements

(including any filing or notice in connection in any U.S. federal or state securities laws or rules of any stock exchange or quotation system);

(e)                                  any order made by any regulatory authority that trading in or distribution of any of the Corporation’s securities is to cease or be suspended, including an order prohibiting the trade or distribution of any of the securities referred to herein;

(f)                                    the failure or inability of the Corporation to allot, issue and deliver any or all of the certificates representing the Purchased Shares and, if applicable, the Additional Common Shares in a form and denomination satisfactory to the Underwriters at the time and place as the Underwriters may reasonably require for the completion of the transaction referred to herein; and

(g)                                 a determination made by any competent authority setting aside the trade or distribution of any of the securities referred to herein, other than as a result of a breach by any of the Underwriters of its covenants herein;

and shall reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis and including reimbursement paid to the Underwriters for the time spent by the Indemnified Parties in connection with any Claim payable at the normal per diem rates of such Indemnified Parties.

This indemnity shall be in addition to any liability which the Corporation may otherwise have.

11.2                          If any Claim contemplated by this Section 11 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 11 comes to the actual knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim shall not affect the liability of the Corporation under this Section 11, except to the extent that such delay prejudices the Corporation’s ability to contest such Claim).  The Corporation shall, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Corporation without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld.  An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel shall be at the expense of the Indemnified Parties unless:

(a)                                  the Corporation fails to assume the defence of the suit on behalf of the Indemnified Party within a reasonable time of receiving notice of the suit;

(b)                                 the employment of that counsel has been authorized in writing by the Corporation; or

(c)                                  the named parties to the suit (including any added or third parties) including the Corporation and the Indemnified Party have been advised in writing by outside counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of the cases set out in Subsections 11.2(a), (b) or (c), the Corporation shall not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Corporation shall be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties, provided that the Corporation shall be liable to pay for only one separate local counsel for all Indemnified Parties in each applicable jurisdiction, in each case on a solicitor and own client basis).  Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Corporation, which consent shall not be unreasonably withheld, delayed or conditioned.

11.3         To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of the covenants of the Corporation under this Section 11 in trust for and on behalf of such Indemnified Party.

11.4         In order to provide for just and equitable contribution in circumstances in which an indemnity provided in Section 11 would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation, as the case may be, shall contribute to the aggregate of all Claims (other than losses of profits in connection with the distribution of the Purchased Shares and the Additional Common Shares) of the nature contemplated in Section 11 and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Corporation and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that no Underwriters shall in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriters’ Fee actually received by them.

11.5         No person guilty of gross negligence, wilful misconduct, fraud or fraudulent misrepresentation shall be entitled to claim indemnification under this Section 11 or contribution under Section 11.4.

11.6         The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 11.4 shall apply, mutatis mutandis, in respect of that other right.

11.7         The obligations under this Section 11 shall apply from the date of the Engagement Letter between the Lead Underwriters and the Corporation, and shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

12.                          TERMINATION OF AGREEMENT

12.1         Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Corporation to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Purchased Shares and, if applicable, the Additional Common Shares by written notice to that effect given to the Corporation prior to the Time of Closing on the Closing Date and if applicable, in respect of the Additional Common Shares, the applicable Over-Allotment Closing Date.  The Corporation shall use its best efforts to cause all conditions in this Agreement to be satisfied.  It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

12.2         The obligations of the Underwriters to purchase the Purchased Shares and Additional Common Shares, if any, under this Agreement may be terminated by the Underwriters (or any of them) by written notice to that effect to the Company at any time prior to the Time of Closing on the Closing Date if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the opinion of the Underwriters seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries considered as one enterprise, including without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection).

12.3         In addition to any other remedies which may be available to the Underwriters, this Agreement and any subscriptions for Purchased Shares and Additional Common Shares, if any,  received by the Underwriters may be terminated by the Underwriters upon delivery of written notice to the Corporation at any time up to the Time of Closing on the Closing Date and if applicable, in respect of the Additional Common Shares, the Over-Allotment Closing Date:

(a)                                  if there shall occur any material adverse change in the business, affairs, operations, assets, liabilities or financial condition of the Corporation and its Subsidiaries considered as one enterprise, and which in the Underwriters’ opinion (or any of them) would reasonably be expected to have a material adverse effect on the market price or value of any of the Purchased Shares, Additional Common Shares or the Common Shares generally;

(b)                                 if there should occur any suspension or limitation of trading in securities generally on an Exchange, or if a general moratorium on commercial banking activities in Toronto or New York should be declared by the relevant authorities, or if, in relation to the Corporation which in the reasonable opinion of the Underwriters (or any of them) operates to prevent or materially restrict trading of the Common Shares or the distribution of the Purchased Shares or Additional Common Shares; or

(c)                                  if any inquiry, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued by any Exchange, or by any other regulatory authority or a court in Canada or the United States or under or pursuant to any statute of Canada or any province or territory thereof (other than an inquiry, investigation or other proceeding based solely upon the activities or alleged activities of any Underwriter, agent or selling firm), or if any law or regulation under or pursuant to any statute of Canada or of any province or territory thereof or of the United States is promulgated or changed or there is any change of law or the interpretation or administration thereof by a securities regulator or other public authority, which in the reasonable opinion of the Underwriters (or any of them), operates to prevent or materially restrict the trading of the Common Shares or the distribution of the Purchased Shares or Additional Common Shares.

12.4         The Underwriters shall use commercially reasonable efforts to give notice to the Corporation (in writing or by other means) of the occurrence of any of the events referred to in Section 12 hereof, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time prior to or at the Time of Closing on the Closing Date and if applicable, in respect of the Additional Common Shares, the Over-Allotment Closing Date.

12.5         The rights of termination contained in this Section 12 hereof as may be exercised by the Underwriters are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

12.6         If the obligations of the Underwriters are terminated under this Agreement pursuant to these termination rights, the Corporation’s liabilities to the Underwriters shall be limited to the Corporation's obligations under Sections 5.1(r), 6, 7.2, 11 and 12 hereof, which shall survive termination of this Agreement.

13.                          GENERAL

13.1         Any notice to be given hereunder shall be in writing and may be given by telecopier or by hand delivery and shall, in the case of notice to the Corporation, be addressed and telecopied or delivered to:

IAMGOLD Corporation
401 Bay Street, Suite 3200
P.O. Box 153
Toronto, ON  M5H 2Y4

Attention:	Joseph Conway
Fax No.:	1 416 360 4750

with a copy to (for informational purposes only and not constituting notice):

Fraser Milner Casgrain LLP
1 First Canadian Place
39th Floor, 100 King Street West
Toronto, ON  M5X 1B2

Attention:	Frank Davis
Fax No.:	1 416 863 3440

and in the case of the Underwriters, be addressed and telecopied or delivered to:

Canaccord Capital Corporation

Brookfield Place, 161 Bay Street

Suite 3000, P.O. Box 516

Toronto, ON M5J 2S1

Attention:	Jens Mayer, Executive Vice President and Managing Director Head of Investment Banking
Fax No.:	1 416 869 3876

TD Securities Inc.

Ernst & Young Tower

222 Bay Street, 7th Floor

Toronto, ON M5K 1A2

Attention:	Ewan Mason Managing Director, Head of Global Mining
Fax No.:	1 416 983 1752

CIBC World Markets Inc.
Brookfield Place
161 Bay Street, 7th Floor
Toronto, ON M5J 2S8

Attention:	Rick McCreary, Managing Director & Co-Head of Global Mining
Fax No.:	416 594 8848

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, ON M5H 1J8

Attention:	Mark Wellings, Managing Director
Fax No.:	416 943 6160

Macquarie Capital Markets Canada Ltd.
Brookfield Place
181 Bay Street
Suite 3100
Toronto, ON

Attention:	Ron D’Ambrosio, Senior Vice President
Fax No:	416 848 3699

Scotia Capital Inc.
40 King Street West
66th Floor
Box 4085, Station “A”
Toronto, ON M5W 2X6

Attention:	Jeffrey W. Richmond, Managing Director
Fax No:	416 863 7177

UBS Securities Canada Inc.
161 Bay St., Suite 4100
Toronto, ON M5J 2S1

Attention:	David Shaver, Managing Director
Fax No:	416 364-9296

Cormark Securities Inc.
200 Bay Street, Royal Bank Plaza
South Tower, Suite 2800
Toronto, ON M5J 2J2

Attention:	Jeff Kennedy
Fax No:	416 943-6496

National Bank Financial Inc.
130 King Street West
Toronto, ON M5X 1J9

Attention:	Bruno Kaiser, Managing Director
Fax No:	416 869-8013

Paradigm Capital Inc.
95 Wellington St. West, Suite 2101
Toronto, ON M5J 2N7

Attention:	Andrew Partington, Partner, Corporate Finance
Fax No:	416 361-0679

RBC Capital Markets
4th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, ON M5J 2W7

Attention:	Lance Rishor, Managing Director
Fax No:	416 842-7527

Thomas Weisel Partners Canada, Inc.
79 Wellington Street West
P.O. Box 37, 21st Floor
Toronto, ON M5K 1B7

Attention:	David M. Beatty, Deputy Chairman
Fax No:	416 815-1808

Dundee Securities Corporation
3424 – 1055 Dunsmuir St.
P.O, Box 49207
Vancouver, BC V7X 1K8

Attention:	Richard M. Cohen, Managing Director, Investment Banking
Fax No:	604 647-0358

Genuity Capital Markets
40 King Street West, 49th Floor

Scotia Plaza

Toronto, ON M5H 3Y2

Attention:	Gunnar Eggertson, Principal
Fax No:	416 687-5336

Goldman Sachs Canada Inc.
Royal Trust Tower
77 King Street West
Suite 3400, P.O. Box 38
Toronto, ON M5K 1B7

Attention:	John R. Booth, Vice President, Investment Banking
Fax No:	416 343-8824

Salman Partners Inc.
100 Yonge Street, Suite 1800

Toronto, ON M5C 2W1

Attention:	Steven A. Latimer, Executive Vice-President, Director & Co-Head, Investment Banking
Fax No:	416 861-1935

with a copy to (for informational purposes only and not constituting notice):

Fasken Martineau DuMoulin LLP
66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, ON  M5K 1N6

Attention:	John Turner
Fax No.:	1 416 364 7813

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

13.2         Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this Section 13.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

13.3         This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the Engagement Letter.

13.4         The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

13.5         This Agreement, including the representations, warranties and covenants contained herein, shall survive the completion of the Offering hereunder and shall continue in full force and effect and be binding upon the Corporation notwithstanding the completion of the Offering until the Survival Limitation Date.  Without any limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely.

13.6         No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

13.7         The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date and, if applicable, the Over-Allotment Closing Date, reasonably required in order to carry out the full intent and meaning of this Agreement.

13.8         This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

13.9         Nothing in this Agreement or the nature of services provided by the Underwriters shall be deemed to create a fiduciary or agency relationship between any Underwriter and the Company or its shareholders, creditors, employees or any other party hereto.

13.10       The Corporation acknowledges and agrees that (a) the purchase and sale of the Purchased Shares pursuant to this Agreement, including the determination of the Offering Price and any related discounts and commissions, is an arm’s-length commercial transaction between the Corporation, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or their shareholders, creditors, employees or any other person, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the Offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) neither the Underwriters nor their legal counsel have provided any legal, accounting, regulatory or tax advice with respect to the Offering contemplated hereby and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent they deemed appropriate or necessary.

13.11       This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of Ontario and the Canadian federal laws applicable therein.

13.12       The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

13.13       This Agreement may be signed by the parties in as many counterparts as may be deemed necessary and may be delivered by facsimile or by email in PDF format, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

[the remainder of this page is intentionally blank]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this Agreement and return same to the Lead Underwriters whereupon this Agreement as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

Yours truly,

CANACCORD CAPITAL CORPORATION

Per:	“Jens Mayer”
Name:	Jens Mayer
Title:	Executive Vice President and Managing Director Head of Investment Banking

TD SECURITIES INC.

Per:	“Ewan Mason”
Name:	Ewan Mason
Title:	Managing Director, Head of Global Mining

CIBC WORLD MARKETS INC.

Per:	“Rick McCreary
Name:	Rick McCreary
Title:	Managing Director & Co-Head of Global Mining

GMP SECURITIES L.P.

Per:	“Mark Wellings”
Name:	Mark Wellings
Title:	Managing Director

MACQUARIE CAPITAL MARKETS CANADA LTD.

Per:	“Ron D’Ambrosio
Name:	Ron D’Ambrosio
Title:	Senior Vice President

SCOTIA CAPITAL INC.

Per:	“Jeffrey W. Richmond”
Name:	Jeffrey W. Richmond
Title:	Managing Director

UBS SECURITIES CANADA INC.

Per:	“David Shaver”
Name:	David Shaver
Title:	Managing Director

CORMARK SECURITIES INC.

Per:	“Darren Wallace”
Name:	Darren Wallace
Title:	Director

NATIONAL BANK FINANCIAL INC.

Per:	“Bruno Kaiser”
Name:	Bruno Kaiser
Title:	Managing Director

PARADIGM CAPITAL INC.

Per:	“Andrew Partington”
Name:	Andrew Partington
Title:	Partner, Corporate Finance

RBC DOMINION SECURITIES INC.

Per:	“Lance Rishor”
Name:	Lance Rishor
Title:	Managing Director

THOMAS WEISEL PARTNERS CANADA INC.

Per:	“David M. Beatty”
Name:	David M. Beatty
Title:	Deputy Chairman

DUNDEE SECURITIES CORPORATION

Per:	“Richard M. Cohen”
Name:	Richard M. Cohen
Title:	Managing Director, Investment Banking

GENUITY CAPITAL MARKETS

Per:	“Gunnar Eggertson”
Name:	Gunnar Eggertson
Title:	Principal

GOLDMAN SACHS CANADA INC.

Per:	“John R. Booth”
Name:	John R. Booth
Title:	Vice President, Investment Banking

SALMAN PARTNERS INC.

Per:	“Steven A. Latimer”
Name:	Steven A. Latimer
Title:	Executive Vice-President, Director & Co-Head, Investment Banking

The foregoing is accepted and agreed to effective as of the date appearing on the first page of this Agreement.

IAMGOLD CORPORATION

Per:	“Joseph Conway”
Name:	Joseph Conway
Title:	President and Chief Executive Officer

SCHEDULE “A”

OUTSTANDING SECURITIES

SHARE CAPITAL, OPTIONS, WARRANTS OUTSTANDING

as of March 6, 2009

Common Shares	325,602,556

OPTIONS GRANTED UNDER THE
STOCK OPTION PLAN OF THE CORPORATION

Stock Options	Expiry Date	Exercise Price (Cdn)	Number of Options Outstanding	Number of Options Exercisable
	March 8, 2009	$9.02	353,000	353,000
	May 6, 2009	$5.24	26,040	26,040
	December 16, 2009	$4.91	6,300	6,300
	March 10, 2010	$8.49	100,000	100,000
	March 31, 2010	$7.40	100,000	100,000
	May 8, 2010	$4.65	44,940	44,940
	August 31, 2010	$8.55	150,000	150,000
	November 10, 2010	$1.28125	53,667	53,667
	January 30, 2011	$10.83	680,000	680,000
	March 27, 2011	$9.51	50,000	33,334
	May 11, 2011	$7.79	105,440	105,440
	May 14, 2011	$10.17	70,000	46,666
	May 31, 2011	$10.50	100,000	66,668
	November 12, 2011	$10.54	230,000	153,336
	December 11, 2011	$3.90	29,000	29,000
	December 18, 2011	$10.00	10,000	6,666
	February 7, 2012	$10.11	1,083,800	541,050
	February 27, 2012	$9.77	100,000	50,000
	May 11, 2012	$5.48	104,260	104,260
	June 5, 2012	$7.88	40,000	40,000
	July 2, 2012	$8.33	100,000	25,000
	August 16, 2012	$7.41	3,500	875
	September 20, 2012	$8.98	20,000	5,000
	November 18, 2012	$8.50	10,000	2,500
	December 9, 2012	$8.69	150,000	37,500
	December 18, 2012	$7.35	166,000	166,000
	May 16, 2013	$6.40	1,932,500	0
	September 4, 2013	$6.17	38,000	0
	September 15, 2013	$5.33	10,000	0
	December 21, 2013	$6.63	190,000	0
	January 14, 2014	$7.08	20,000	0
Grand Total			6,076,447	2,927,242
Average Option Price			$8.24	$9.10

REPLACEMENT OPTIONS
(pursuant to the Orezone Transaction (as defined in the Prospectus))

Stock Options	Expiry Date	Exercise Price (Cdn)	Number of Options Outstanding	Number of Options Exercisable
	January 6, 2014	$15.00	40,000	40,000
	May 10, 2014	$12.50	6,800	6,800
	July 23, 2014	$14.50	6,000	6,000
	November 23, 2014	$17.63	6,000	6,000
	May 16, 2015	$17.50	56,400	56,400
	August 8, 2015	$21.75	4,000	4,000
	December 20, 2015	$25.00	21,856	21,856
	July 27, 2016	$20.00	8,000	8,000
	January 2, 2017	$20.00	60,800	60,800
	March 27, 2017	$26.25	6,000	6,000
	July 20, 2017	$23.75	31,200	31,200
	October 9, 2017	$23.13	4,800	4,800
	October 9, 2017	$25.00	4,800	4,800
	January 14, 2018	$15.00	10,400	10,400
	April 4, 2018	$15.00	5,600	5,600
	April 21, 2018	$15.00	6,000	6,000
	May 30, 2018	$15.00	4,000	4,000
Grand Total			282,656	282,656
Average Option Price			$19.08	$19.08

OREZONE 2008 OPTIONS
(pursuant to the Orezone Transaction (as defined in the Prospectus))

Stock Options	Expiry Date	Number of Options Outstanding	Number of Options Exercisable
	March 26, 2009	84,800	84,800
Grand Total		84,800	84,800

WARRANTS TO ACQUIRE COMMON SHARES
(pursuant to the Orezone Transaction (as defined in the Prospectus))

Warrants	Expiry Date	Number of Warrants Outstanding
	August 29, 2010	160,000
Grand Total		160,000

2

SCHEDULE “B”

Quimsacocha Project

The Quimsacocha Project is comprised of four mining concession: Cerro Casco, Rio Falso, Cristal and San Martín.

Essakane Project

The Essakane Project is comprised of six exploration permits: Tassiri, Alkoma, Gomo, Gossey, Lao Gountoure and Korizena; and a mining permit covering 100.2 square kilomtres.

Niobec Mine

The Niobec Mines is comprised of two mining leases (nos. 663 and 706) and 43 mining claims.

Westwood Project

The Doyon-Westwood Property consists of 120 titles, one mining lease (no. 0695) and 3 tailing leases (nos. 999780, 999794 and 999803).  The Westood Project is entirely within surface lease 822126.

Tarkwa Mine

The Tarkwa Mine consists of five mining leases (WR637/97-WR641/97).

Rosebel Mine

The Rosebel Mine consists of the Rosebel mine concession (468_02) and three exploration concessions for the adjacent Headley’s Reef, Thunder Mountain and Triangle properties.

SCHEDULE “C”

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
IAMGOLD South America Corporation	Barbados	100%
IAMGOLD Ecuador S.A.	Ecuador	100%
IAMGOLD Argentina S.A.	Argentina	100%
IAMGOLD Brazil S.A.	Brazil	100%
AGEM Ltd.	Barbados	100%
La Societe d’Exploitation des Mines d’Or de Sadiola S.A.	Mali	38%
Sadiola Exploration Limited	BVI	50%
Kenieba Exploration Company Limited	BVI	50%
La Societe d’Exploitation des Mines d’Or de Sadiola S.A.	Mali	40%
Repadre Capital (BVI) Inc.	BVI	100%
Repadre Ventures (BVI) Inc.	BVI	100%
Repadre Finance (BVI) Inc.	BVI	100%
RPD Capital Inc.	[USA]	100%
Mutual Ghana Ltd.	Ghana	100%
Repadre International Corporation	Barbados	100%
Gold Fields Ghana Limited	Ghana	18.9%
Repadre International (BVI) Inc.	BVI	100%
Abosso Goldfields Limited	Ghana	18.9%
Gallery Gold Pty Ltd.	Australia	100%

Spinifex Gold Limited	Australia	100%
East Africa Gold Corporation	Canada	100%
IAMGOLD Tanzania Limited	Tanzania	100%
Lake Victoria Gold Mines Ltd.	Tanzania	100%
Sukuma Mines Ltd.	Tanzania	100%
Buckreef Consolidated Mines Ltd.	Tanzania	80%
IAMGOLD Botswana (Pty) Ltd.	Botswana	100%
Mupane Gold Mining (Pty) Ltd.	Botswana	100%
Shashe Mines (Pty) Ltd.	Botswana	85%
IAMGOLD-Quebec Management Inc.	Quebec	100%
Euro Ressources S.A.	France	84.6%
IAMGOLD Mexico, S.A. de C.V.	Mexico	100%
Rosebel Gold Mines N.V.	Suriname	95%
OMAI Gold Mines Limited	Guyana	95%
OMAI Bauxite Company Inc.	Guyana	100%
IAMGOLD Management Services Inc.	Canada	100%
3765351 Canada Inc.	Canada	100%
9149-6117 Quebec Inc.	Quebec	100%
Minera Polo Sur	Chile	76.7%
IAMGOLD Peru S.A.	Peru	100%
La Arena S.A.	Peru	100%
Aurifera La Arena S.A.C.	Peru	100%
IAMGOLD Holdings (USA) Inc.	Delaware	100%

IAMGOLD Exploration USA Inc.	Nevada	100%
IAMGOLD Alaska, LLC	Colorado	100%
IAMGOLD Purchasing Services Inc.	Texas	100%
IAMGOLD Gestion Peru S.A.C.	Peru	100%
CBJ Holdings (Barbados) Inc.	Barbados	100%
IAMGOLD Frances S.A.S.	France	100%
IAMGOLD Guyane S.A.S.	France	100%
IAMGOLD Burkina Faso Inc.	Canada	100%
Essakane (BVI) Limited	BVI	100%
Orezone Essakane Limited	BVI	100%
Essakane S.A.	Burkina Faso	90%
Essakane s.a.r.l.	Burkina Faso	100%
Gold Fields Burkina Faso s.a.r.l.	Burkina Faso	100%

SCHEDULE “D”

MATERIAL SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
IAMGOLD-Quebec Management Inc.	Quebec	100%
Rosebel Gold Mines N.V.	Suriname	95%
IAMGOLD South America Corporation	Barbados	100%
IAMGOLD Ecuador S.A.	Ecuador	100%
IAMGOLD Burkina Faso Inc.	Canada	100%
Essakane (BVI) Limited	BVI	100%
Orezone Essakane Limited	BVI	100%
Essakane S.A.	Burkina Faso	90%
Repadre Capital (BVI) Inc.	BVI	100%
Repade Ventures (BVI) Inc.	BVI	100%
Repade Finance (BVI) Inc.	BVI	100%
Repadre International Corporation	Barbados	100%
Gold Fields Ghana Limited	Ghana	18.9%

SCHEDULE “E”

FORM OF U.S. LEGAL OPINION OF U.S. SECURITIES COUNSEL

Based on the foregoing examinations and assumptions and subject to the qualifications and exclusions stated herein, we are of the opinion that:

1.             The Offered Securities have been approved for listing and, upon and subject to official notice of issuance, will be admitted and authorized for trading on the NYSE.

2.             To our knowledge, all exhibits required by Part II of Form F-10 have been filed by the Company as part of the Registration Statement.

3.             The Registration Statement has become effective under the U.S. Securities Act.

4.             The Form F-X was filed with the SEC prior to the effectiveness of the Registration Statement.

5.             The filing of the U.S. Final Prospectus, and any supplements thereto, has been made in the manner and within the time periods required by Form F-10 and the applicable rules and regulations of the SEC.

6.             The Registration Statement and the U.S. Prospectus (other than (i) the financial statements, (ii) other financial and statistical information contained therein, and (iii) the information derived from the reports of or attributed to persons named therein under the heading “Interest of Experts”, as to which no opinion is expressed) and the Form F-X comply as to form in all material respects with the applicable requirements of the U.S. Securities Act and the rules thereunder.

7.             The Company is not and, after giving effect to the Offering and the application of the proceeds thereof in the manner described in the U.S. Final Prospectus, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended.

8.             No consent, approval, authorization, filing with or order of any U.S. court or governmental agency or body is required under the U.S. Securities Act to be obtained by the Company for the performance of the Company’s obligations under the Underwriting Agreement, except as such have been obtained under the U.S. Securities Act in connection with the purchase and distribution of the Offered Securities by the Underwriters in the manner contemplated in the Underwriting Agreement and in the U.S. Final Prospectus and such other approvals as have been obtained.